UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:      May 15, 2013

May 15, 2013
Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated financial results for the fiscal year ended March 31, 2013

<Under Japanese GAAP>

Head office:    1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings:    Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL:    http://www.smfg.co.jp/english/

President:    Koichi Miyata

Date of ordinary general meeting of shareholders:    June 27, 2013    Date of payment of year-end dividends:    June 27, 2013

Annual securities report (Yukashoken hokokusho) issuing date: June 28, 2013
Investors meeting presentation for financial results: Scheduled

(Note) Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the fiscal year ended March 31, 2013)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Net income
Fiscal year ended March 31, 2013	¥ 4,326,424	9.7%	¥ 1,073,745	14.8%	¥ 794,059	53.1%
Fiscal year ended March 31, 2012	3,945,282	2.6	935,571	13.3	518,536	9.0

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2013: ¥ 1,458,107 million [119.2%] (b) for the fiscal year ended March 31, 2012: ¥ 665,232 million [60.9%]
	2.	Percentages shown in ordinary income, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

	Net income per share	Net income per share (diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2013	¥ 586.49	¥ 585.94	13.7%	0.7%	24.8%
Fiscal year ended March 31, 2012	374.26	373.99	10.3	0.7	23.7

Note:	Equity in earnings (losses) of affiliates:
(a) for the fiscal year ended March 31, 2013: ¥ 5,309 million (b) for the fiscal year ended March 31, 2012: ¥ (31,122) million

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
March 31, 2013	¥ 148,696,800	¥ 8,443,218	4.3%	¥ 4,686.69
March 31, 2012	143,040,672	7,254,976	3.6	3,856.37

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2013: ¥ 6,345,197 million (b) as of March 31, 2012: ¥ 5,210,400 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2013	¥ 91,455	¥ 1,253,136	¥ (742,948)	¥ 5,202,119
Fiscal year ended March 31, 2012	1,838,185	(2,589,543)	(300,119)	4,588,858

2. Dividends on common stock	(Millions of yen, except per share data and percentages)

	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2012	¥ –	¥50	¥ –	¥50	¥100	¥138,745	26.8%	2.7%
ended March 31, 2013	–	50	–	70	120	169,227	21.3	2.9
ending March 31, 2014 (forecast)	–	55	–	55	110		26.7

Note:	Details of dividends for the 4th quarter of the fiscal year ended March 31, 2013:
(a) Ordinary dividends: ¥ 60 (b) Commemorative dividends: ¥ 10

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2014)
(Millions of yen, except per share data and percentages)

	Ordinary profit		Net income		Net income per share
Six months ending September 30, 2013	¥ 530,000	13.2%	¥ 290,000	(12.4)%	¥ 214.20
Fiscal year ending March 31, 2014	1,030,000	(4.1)	580,000	(27.0)	428.40

Note: Percentages shown in ordinary profit and net income are the increase (decrease) from the results of the previous fiscal year.

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a)	Changes in accounting policies due to revision of accounting standards	:	Yes
(b)	Changes in accounting policies due to reasons other than above (a)	:	No
(c)	Changes in accounting estimates	:	Yes
(d)	Restatements	:	No

Note: The details are reported in “Notes on significant accounting policies for preparing consolidated financial statements (d) Depreciation” (page 17).

(3) Number of common stock issued (common stock)

	As of March 31, 2013	As of March 31, 2012
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	60,179,376 shares	62,939,559 shares

	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2012
(c) Average number of shares issued in the period	1,353,925,858 shares	1,385,505,385 shares

  Note: Number of shares used in calculating “Net income per share” (on a consolidated basis) is reported on page 40.

[Reference] Parent company financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2013)

(1) Operating results	(Millions of yen, except per share data and percentages	)

	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year
ended March 31, 2013	¥179,560	(1.0)%	¥155,219	(0.8)%	¥147,985	(1.3)%	¥147,981	(1.3)%
ended March 31, 2012	181,372	(18.4)	156,470	(20.9)	149,922	(21.7)	149,919	(21.7)

	Net income per share		Net income per share (diluted)
Fiscal year
ended March 31, 2013	¥104.93		¥104.89
ended March 31, 2012	107.06		107.04

   Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
March 31, 2013	¥6,266,864	¥4,641,005	74.0%	¥3,290.23
March 31, 2012	6,153,461	4,527,629	73.6	3,317.44

   Note: Stockholders’ equity

(a) as of March 31, 2013:    ¥ 4,639,865 million                 (b) as of March 31, 2012:    ¥ 4,527,031 million

[Note on audit procedures]

This earnings report is out of the scope of the audit procedures which is required by “Financial Instruments and Exchange Act.” Therefore, the audit procedures of consolidated financial statements and financial statements have not been completed as of the disclosure of this earnings report.

  <Reference> Calculation for indices

- Dividend payout ratio (consolidated basis):

Total dividends on common stock	X 100
Net income

- Ratio of dividends to net assets (consolidated basis):

Total dividends on common stock	X 100
(Stockholders’ equity at beginning of year + Stockholders’ equity at year-end) / 2

- Forecasted net income per share (consolidated basis):

Forecasted net income
Number of common stock issued at year-end (excluding treasury stock)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2013 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2013 (fiscal 2012)

(1)	Operating results

The basic policy of SMFG group for fiscal 2012 has been to “Move forward steadily towards the targets of the medium-term management plan, capturing opportunities with proactive ideas and actions.” We also have continued to implement initiatives for the two strategies – strengthening initiatives in strategic business areas and establishing a solid financial base and corporate infrastructure – of the medium-term management plan.

In fiscal 2012, SMBC Consumer Finance Co., Ltd. (formerly Promise Co., Ltd.) became a newly consolidated subsidiary in December 2011 and contributed to earnings. In addition, Sumitomo Mitsui Banking Corporation (“SMBC”) achieved growth in interest income mainly due to an increase in the balance of overseas loans and bills discounted, and in net fees and commissions primarily due to an increase in fees related to loan syndication. As a result, ordinary income of SMFG increased ¥381.1 billion year-on-year to ¥4,326.4 billion.

Ordinary expenses increased ¥243.0 billion year-on-year to ¥3,252.7 billion. Although total credit cost of SMBC decreased due to individualized efforts to assist certain borrowers to improve their business and financial conditions, there was an increase in general and administrative expenses, reflecting an increase in the number of consolidated subsidiaries.

As a result, ordinary profit of SMFG increased ¥138.2 billion year-on-year to ¥1,073.7 billion. In addition, net income increased ¥275.5 billion year-on-year to ¥794.1 billion, owing to factors including SMBC recording a decrease in valuation reserve related to deferred tax assets.

(2)	Earnings forecast for the fiscal year ending March 31, 2014 (fiscal 2013)

Our basic policy for fiscal 2013, the last year of the medium-term management plan for the three years from fiscal 2011 to 2013, is as follows: “Proactively contribute to the revitalization of Japanese economy, and as a result achieve the growth of SMFG” and “Create new business models and challenge for ‘innovation’ in order to make the next leap forward.” We aim to proactively support the revitalization of Japanese economy through financing and to establish new business models to accommodate changes in the financial needs of our clients and business environment in order to achieve medium- to long-term growth.

As for earnings forecast on a consolidated basis, ordinary income and net income are expected to amount to ¥1,030 billion and ¥580 billion, respectively.

2. Consolidated financial position as of March 31, 2013

(1)	Assets and liabilities

Deposits were ¥89,081.8 billion, a year-on-year increase of ¥4,953.3 billion and negotiable certificates of deposit were ¥11,755.7 billion, an increase of ¥3,162.0 billion increase year over year.

Loans and bills discounted increased ¥2,911.5 billion to ¥65,632.1 billion year-on-year, as an increase in lending in Asia and the U. S. offset a decrease in domestic lending.

Total assets were ¥148,696.8 billion, a year-on-year increase of ¥5,656.1 billion.

(2)	Net assets

Net assets were ¥8,443.2 billion, a year-on-year increase of ¥1,188.2 billion. Stockholders’ equity within net assets was ¥5,680.6 billion, a year-on-year increase of ¥666.3 billion due mainly to the contribution of net income and the payment of cash dividends.

(3)	Cash flows

SMFG generated ¥91.5 billion in cash flows from operating activities, a year-on-year decrease of ¥1,746.7 billion, and ¥1,253.1 billion in cash flows from investing activities, a year-on-year increase of ¥3,842.7 billion, and used ¥742.9 billion in cash flows from financing activities, a year-on-year decrease of ¥442.8 billion.

Consequently, cash and cash equivalents amounted to ¥5,202.1 billion, an increase of ¥613.3 billion.

(4)	Capital ratio (preliminary)

Total capital ratio was 14.71% on a consolidated basis, Tier 1 ratio was 10.93% on a consolidated basis, and Common equity Tier 1 ratio was 9.38% on a consolidated basis.

Sumitomo Mitsui Financial Group, Inc.

3. Dividend policy and dividends for fiscal 2012 and 2013

SMFG has a basic policy of steadily increasing returns to shareholders through the sustainable growth of its enterprise value, while enhancing its capital to maintain financial soundness in light of the public nature of its business as a bank holding company, and aims to realize a payout ratio of over 20% on a consolidated net income basis.

In line with this policy, SMFG has decided to increase the year-end dividends on common stock year-on-year by ¥10 in view of the fiscal 2012 operating results.

In addition, in December 2012, SMFG celebrated the 10th anniversary of its foundation and to mark the occasion, we have decided to include a commemorative dividend of ¥10 per share, and to pay the following year-end dividends on common stock.

Common stock:
Year-end dividends	¥ 70 per share	(an increase of ¥20 per share year-on-year for common stock, including commemorative dividend of ¥10 per share)
Annual (including interim dividend)	¥ 120	(an increase of ¥20 per share year-on-year for common stock, including commemorative dividend of ¥10 per share)

SMFG intends to pay the following dividends for fiscal 2013 based on the fiscal 2013 earnings forecast, level of dividend payout ratio and policy of maintaining stable dividend payment.

Common stock	¥ 110 per share	(a decrease of ¥10 per share year-on-year for common stock, while ordinary dividend is the same as fiscal 2012)
[interim dividends]	[55]

4. Risk factors

Principal risk factors that could materially affect SMFG’s operating results and financial position are as follows. SMFG takes necessary measures to prevent/mitigate the risk of such events from occurring, and responds quickly and appropriately when such events do occur.

•	Risk of economic and financial environment deteriorating
•	Risk of SMFG’s strategy failing
•	Risk of joint venture, alliance, investment, merger and acquisition failing
•	Risk of overseas expansion failing
•	Risk of non-performing loans and credit costs increasing
•	Risks associated with equity portfolio
•	Risks associated with trading business and investment activities
•	Risks associated with foreign exchange trading
•	Risk of capital ratio declining
•	Risks resulting from natural disasters
•	Risks associated with transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism
•	Risks related to changes in laws, regulations, regimes, and other regulatory matters

      Note: The above risk factors are as of May 15, 2013

Sumitomo Mitsui Financial Group, Inc.

II. Overview of SMFG group

SMFG group conducts primary banking business through the following financial services: leasing, securities services, consumer finance, system development and data processing. SMFG has 323 consolidated subsidiaries and 44 companies accounted for by the equity method.

* Consolidated subsidiary        ** Equity method affiliate

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Banking Corporation (“SMBC”)
		*	THE MINATO BANK, LTD.
(Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
		*	Kansai Urban Banking Corporation
(Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
		*	The Japan Net Bank, Limited (Internet banking)
	Banking	*	SMBC Guarantee Co., Ltd. (Credit guarantee)
	business	Overseas
		*	Sumitomo Mitsui Banking Corporation Europe Limited
		*	Sumitomo Mitsui Banking Corporation (China) Limited
		*	Manufacturers Bank
		*	Sumitomo Mitsui Banking Corporation of Canada
		*	Banco Sumitomo Mitsui Brasileiro S.A.
		*	ZAO Sumitomo Mitsui Rus Bank
		*	PT Bank Sumitomo Mitsui Indonesia
		*	Sumitomo Mitsui Banking Corporation Malaysia Berhad
		**	Vietnam Export Import Commercial Joint Stock Bank

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Finance and Leasing Company, Limited
	Leasing	**	Sumitomo Mitsui Auto Service Company, Limited
Overseas
		*	SMBC Leasing and Finance, Inc.
		*	SMBC Aviation Capital Limited

Principal subsidiaries
Domestic
Sumitomo Mitsui Financial Group, Inc.	Securities	*	SMBC Nikko Securities Inc.
	services	*	SMBC Friend Securities Co., Ltd.
Overseas
		*	SMBC Nikko Securities America, Inc.
		*	SMBC Nikko Capital Markets Limited

Principal subsidiaries and affiliated companies
Domestic
		*	Sumitomo Mitsui Card Company, Limited (Credit card)
	Consumer	*	Cedyna Financial Corporation (Credit card and consumer credit)
	finance	*	SAKURA CARD CO., LTD. (Credit card)
		*	SMBC Consumer Finance Co., Ltd. (Consumer lending)
		*	SMM Auto Finance, Inc. (Automobile sales financing)
		*	SMBC Finance Service Co., Ltd. (Collecting agent and factoring)
		**	POCKET CARD CO., LTD. (Credit card) (Listed on the First Section of Tokyo Stock Exchange)

Principal subsidiaries and affiliated companies
Domestic
		*	Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)
		*	SMBC Venture Capital Co., Ltd. (Venture capital)
		*	SMBC Consulting Co., Ltd. (Management consulting and information services)
		*	Financial Link Co., Ltd. (Data processing service and consulting)
	Other	*	The Japan Research Institute, Limited
	business		(System development, data processing, management consulting and economic research)
		*	SAKURA KCS Corporation (System engineering and data processing)
(Listed on the Second Section of Osaka Securities Exchange)

		**	Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
		**	Sumitomo Mitsui Asset Management Company, Limited
(Investment advisory and investment trust management)
		**	JSOL Corporation (System development and data processing)
		**	Sakura Information Systems Co., Ltd. (System engineering and data processing)
Overseas
		*	SMBC Capital Markets, Inc. (Derivatives)

Sumitomo Mitsui Financial Group, Inc.

III. Management policy

1. Our Basic Policy

We aim to be a globally competitive and trusted financial services group by maximizing our strength of Spirit of Innovation, Speed and Solution & Execution. Our mission is as follows:
-	To found our own prosperity on providing valuable services which help our customers to build their prosperity;
-	To create sustainable value for our shareholders founded on growth in our business;
-	To provide a challenging and professionally rewarding work environment for our dedicated employees.

2. Targeted Management Indices

The SMFG group launched a medium-term management plan in May 2011 for the three years from fiscal 2011 to 2013 with two management objectives as follows:
-	Aim for top quality in strategic business areas;
-	Establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and highly competitive environment.

The following four financial objectives and targets were set with the aim of improving and seeking a balance between financial soundness, profitability, and growth.
-	Achieve sufficient Common equity Tier 1 capital ratio as required for a global player (“financial soundness”);
-	Enhance risk-return profile by improving asset quality (“profitability”);
-	Aim for top-level cost efficiency among global players (“profitability”);
-	Expand international business especially in Asia by capturing business opportunities in growth markets (“growth”).

     Financial targets

Fiscal 2013 Targets	Financial soundness	Common equity Tier 1 capital ratio *[1]	8%
	Profitability	Consolidated net income RORA *[2]	0.8%
		Consolidated overhead ratio *[2]	50%-55%
		Overhead ratio *[3]	45%-50%
	Growth	Overseas banking profit ratio *[4]	30%

     *1 SMFG consolidated on a Basel III fully-loaded basis

     *2 SMFG consolidated basis     *3 SMBC non-consolidated basis

     *4 Managerial accounting basis. Proportion of Banking profit generated by International Banking Unit within Marketing units

3. Medium- to Long-term Management Strategy

The SMFG group, as a financial services group with Japan as our home market, will implement initiatives for achieving our management objectives and to fully accommodate the financial needs of our clients in a timely and effective manner.

We will make every effort to increase shareholder value by establishing a globally competitive business, corporate and financial base, and to be a top-tier global financial services group.

Sumitomo Mitsui Financial Group, Inc.

4. Issues to be addressed

Our basic policy for fiscal 2013, the last year of the medium-term management plan for the three years from fiscal 2011 to 2013, is as follows: “Proactively contribute to the revitalization of Japanese economy, and as a result achieve the growth of SMFG” and “Create new business models and challenge for ‘innovation’ in order to make the next leap forward.” We aim to proactively support the revitalization of Japanese economy through financing and to establish new business models to accommodate changes in the financial needs of our clients and business environment in order to achieve medium- to long-term growth.

Firstly, each group company will further enhance its functions in order to provide even higher quality services to our clients. For our retail clients, different group companies will provide leading-edge products and services according to the needs and life stage of the client. Specifically, SMBC will expand its own lineup of consumer loan and investment products and further strengthen collaboration with SMBC Nikko Securities in investment management. For business owners and landowners, we will serve their needs related to business and asset succession through utilizing SMBC’s trust business function. In our consumer finance business, group companies such as Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance will enhance their internet-based service channels to improve customer convenience, and we will promote group-wide collaboration in order to accommodate clients’ needs related to transaction services and consumer finance.

With regards to our corporate clients, SMBC will meet solution providing needs on financing and business restructuring, mainly of medium-sized and small corporate clients, thereby contributing to the revitalization of Japanese economy, as well as continue to accommodate clients’ needs after the expiration of SME Financing Facilitation Act. Moreover, SMBC will further enhance its research and advisory capabilities and strengthen its ability to support the strategy planning of globally active large corporations from the planning stage by concentrating experienced staff with expert knowledge of individual industries in Corporate Advisory Division which will also deploy overseas representatives to build up knowledge on a global basis. Furthermore, SMBC Nikko Securities will further enhance its capabilities in wholesale securities business such as equity and debt underwriting and M&A advisory, as well as continue to promote collaboration with SMBC in order to accommodate clients’ diversified and sophisticated needs.

In our international business, we will expand businesses in growing areas including infrastructure finance and trade finance, as well as transaction banking mainly in Asia where commercial flows are increasing in step with the economic development of the region. We will also continue our efforts to secure stable foreign-currency funding in order to accommodate the increase in overseas assets. Moreover, for our medium- to long-term growth, we will seek further business opportunities in the emerging markets including Asia, with an aim to become a “globally active diversified financial services group with Asia as our home market.”

Furthermore, we will strengthen our non-asset businesses through measures such as collaboration with asset management companies within our group as well as those overseas. In addition we will further examine business opportunities utilizing IT and the internet.

Secondly, we will further reinforce the corporate infrastructure in line with our group-wide and global business operations in order to support the execution of our strategic initiatives. Specifically, we aim to reinforce group governance through measures such as enhancing our group-wide risk-management structure. We will also develop human resources with diverse skill-sets regardless of nationality, as well as accelerate the sharing of a common philosophy among group companies through personnel exchanges. Moreover, we will further promote diversity in our workforce through initiatives such as providing support to employees returning to work after childcare leave to balance work and childcare, as well as increasing the hiring and promotion of women and overseas employees. With regards to compliance, we will further reinforce our compliance and internal control system in line with the expansion of our group-wide and global business operations to more effectively comply with the laws and regulations of the businesses and markets in which we operate.

Through these initiatives, we aim to achieve steady results, and further increase the value for our clients and shareholders, financial markets, and society.

Sumitomo Mitsui Financial Group, Inc.

IV. Consolidated financial statements

    1. Consolidated balance sheets

	(Millions of yen)
March 31,	2013	2012
Assets:
Cash and due from banks	¥10,799,291	¥7,716,291
Call loans and bills bought	1,353,746	1,291,818
Receivables under resale agreements	273,217	227,749
Receivables under securities borrowing transactions	3,494,398	4,539,555
Monetary claims bought	1,540,516	1,361,289
Trading assets	7,765,554	8,196,944
Money held in trust	22,789	23,878
Securities	41,306,731	42,529,950
Loans and bills discounted	65,632,091	62,720,599
Foreign exchanges	2,226,427	1,280,636
Lease receivables and investment assets	1,684,800	1,699,759
Other assets	4,367,634	4,622,756
Tangible fixed assets	1,983,772	1,180,522
Assets for rent	1,102,755	298,167
Buildings	298,620	297,067
Land	455,420	462,428
Lease assets	9,065	9,063
Construction in progress	20,123	12,585
Other tangible fixed assets	97,786	101,210
Intangible fixed assets	790,860	799,773
Software	296,770	282,797
Goodwill	385,625	397,537
Lease assets	104	200
Other intangible fixed assets	108,359	119,237
Deferred tax assets	374,258	404,034
Customers’ liabilities for acceptances and guarantees	6,009,575	5,424,045
Reserve for possible loan losses	(928,866)	(978,933)

Total assets	¥148,696,800	¥143,040,672

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
March 31,	2013	2012
Liabilities:
Deposits	¥89,081,811	¥84,128,561
Negotiable certificates of deposit	11,755,654	8,593,638
Call money and bills sold	2,954,051	2,144,599
Payables under repurchase agreements	2,076,791	1,676,902
Payables under securities lending transactions	4,433,835	5,810,730
Commercial paper	1,499,499	1,193,249
Trading liabilities	6,119,631	6,248,061
Borrowed money	4,979,460	8,839,648
Foreign exchanges	337,901	302,580
Short-term bonds	1,126,300	949,388
Bonds	4,750,806	4,641,927
Due to trust account	643,350	443,723
Other liabilities	3,989,794	4,762,961
Reserve for employee bonuses	59,855	48,516
Reserve for executive bonuses	4,037	2,875
Reserve for employee retirement benefits	44,579	45,911
Reserve for executive retirement benefits	2,420	2,577
Reserve for point service program	19,319	19,350
Reserve for reimbursement of deposits	11,195	10,980
Reserve for losses on interest repayment	245,423	401,276
Reserves under the special laws	481	421
Deferred tax liabilities	68,120	53,852
Deferred tax liabilities for land revaluation	39,683	39,915
Acceptances and guarantees	6,009,575	5,424,045

Total liabilities	140,253,582	135,785,696

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	758,630	759,800
Retained earnings	2,811,474	2,152,654
Treasury stock	(227,373)	(236,037)

Total stockholders’ equity	5,680,627	5,014,313

Net unrealized gains on other securities	755,753	330,433
Net deferred losses on hedges	(32,863)	(32,122)
Land revaluation excess	39,129	39,158
Foreign currency translation adjustments	(97,448)	(141,382)

Total accumulated other comprehensive income	664,570	196,087

Stock acquisition rights	1,260	692
Minority interests	2,096,760	2,043,883

Total net assets	8,443,218	7,254,976

Total liabilities and net assets	¥148,696,800	¥143,040,672

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

  (Consolidated statements of income)

	(Millions of yen)
Year ended March 31,	2013	2012
Ordinary income	¥4,326,424	¥3,945,282
Interest income	1,707,513	1,631,592
Interest on loans and discounts	1,278,372	1,211,794
Interest and dividends on securities	251,675	242,086
Interest on call loans and bills bought	14,557	14,752
Interest on receivables under resale agreements	6,240	5,890
Interest on receivables under securities borrowing transactions	6,565	6,823
Interest on deposits with banks	33,191	29,742
Interest on lease transactions	64,425	68,943
Other interest income	52,483	51,560
Trust fees	1,871	1,770
Fees and commissions	1,040,126	955,680
Trading income	206,741	198,192
Other operating income	1,283,776	1,110,566
Lease-related income	116,208	72,525
Installment-related income	669,752	692,007
Other	497,815	346,034
Other income	86,395	47,479
Recoveries of written-off claims	10,436	4,800
Other	75,959	42,678
Ordinary expenses	3,252,678	3,009,711
Interest expenses	314,876	290,223
Interest on deposits	96,175	102,018
Interest on negotiable certificates of deposit	41,627	32,458
Interest on call money and bills sold	4,547	3,596
Interest on payables under repurchase agreements	6,301	3,694
Interest on payables under securities lending transactions	6,284	6,852
Interest on commercial paper	5,703	1,986
Interest on borrowed money	46,280	45,939
Interest on short-term bonds	1,356	1,540
Interest on bonds	86,399	76,276
Other interest expenses	20,200	15,860
Fees and commissions payments	131,957	132,099
Trading losses	40,124	—
Other operating expenses	960,179	880,998
Lease-related expenses	59,867	47,571
Installment-related expenses	631,311	649,855
Other	269,000	183,571
General and administrative expenses	1,496,294	1,421,363
Other expenses	309,246	285,027
Provision for reserve for possible loan losses	36,475	4,244
Other	272,771	280,782

Ordinary profit	1,073,745	935,571

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Year ended March 31,	2013	2012
Extraordinary gains	¥384	¥27,793
Gains on disposal of fixed assets	240	2,741
Gains on negative goodwill	3	—
Transfer from reserve for eventual future operating losses from financial instruments transactions	—	0
Other extraordinary gains	140	25,050
Extraordinary losses	10,096	10,397
Losses on disposal of fixed assets	5,721	6,507
Losses on impairment of fixed assets	4,314	3,861
Provision for reserve for eventual future operating losses from financial instruments transactions	60	29

Income before income taxes and minority interests	1,064,033	952,966

Income taxes-current	279,898	103,478
Income taxes-deferred	(133,930)	207,860

Income taxes	145,968	311,339

Income before minority interests	918,065	641,627

Minority interests in net income	124,006	123,090

Net income	¥794,059	¥518,536

(Consolidated statements of comprehensive income)

	(Millions of yen)
Year ended March 31,	2013	2012
Income before minority interests	¥918,065	¥641,627
Other comprehensive income	540,041	23,605
Net unrealized gains on other securities	445,678	69,103
Net deferred losses on hedges	(1,076)	(22,964)
Land revaluation excess	—	5,613
Foreign currency translation adjustments	99,626	(23,496)
Share of other comprehensive income of affiliates	(4,187)	(4,651)

Total comprehensive income	1,458,107	665,232

Comprehensive income attributable to shareholders of the parent	1,262,572	541,270
Comprehensive income attributable to minority interests	195,534	123,961

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	(Millions of yen)
Year ended March 31,	2013	2012
Stockholders’ equity:
Capital stock
Balance at the beginning of the fiscal year	¥2,337,895	¥2,337,895
Changes in the fiscal year
Net changes in the fiscal year	—	—

Balance at the end of the fiscal year	2,337,895	2,337,895

Capital surplus
Balance at the beginning of the fiscal year	759,800	978,851
Changes in the fiscal year
Disposal of treasury stock	(1,170)	(9,047)
Cancellation of treasury stock	—	(210,003)

Net changes in the fiscal year	(1,170)	(219,050)

Balance at the end of the fiscal year	758,630	759,800

Retained earnings
Balance at the beginning of the fiscal year	2,152,654	1,776,433
Changes in the fiscal year
Cash dividends	(135,252)	(142,010)
Net income	794,059	518,536
Increase due to increase in subsidiaries	10	15
Increase due to decrease in subsidiaries	0	1
Decrease due to increase in subsidiaries	(9)	(7)
Decrease due to decrease in subsidiaries	(16)	(16)
Decrease due to decrease in affiliates	—	(90)
Reversal of land revaluation excess	29	(208)

Net changes in the fiscal year	658,820	376,220

Balance at the end of the fiscal year	2,811,474	2,152,654

Treasury stock
Balance at the beginning of the fiscal year	(236,037)	(171,760)
Changes in the fiscal year
Purchase of treasury stock	(263)	(321,521)
Disposal of treasury stock	8,927	47,242
Cancellation of treasury stock	—	210,003

Net changes in the fiscal year	8,663	(64,276)

Balance at the end of the fiscal year	(227,373)	(236,037)

Total stockholders’ equity
Balance at the beginning of the fiscal year	5,014,313	4,921,419
Changes in the fiscal year
Cash dividends	(135,252)	(142,010)
Net income	794,059	518,536
Purchase of treasury stock	(263)	(321,521)
Disposal of treasury stock	7,756	38,194
Cancellation of treasury stock	—	—
Increase due to increase in subsidiaries	10	15
Increase due to decrease in subsidiaries	0	1
Decrease due to increase in subsidiaries	(9)	(7)
Decrease due to decrease in subsidiaries	(16)	(16)
Decrease due to decrease in affiliates	—	(90)
Reversal of land revaluation excess	29	(208)

Net changes in the fiscal year	666,313	92,893

Balance at the end of the fiscal year	5,680,627	5,014,313

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Year ended March 31,	2013	2012
Accumulated other comprehensive income:
Net unrealized gains (losses) on other securities
Balance at the beginning of the fiscal year	330,433	272,306
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	425,320	58,127

Net changes in the fiscal year	425,320	58,127

Balance at the end of the fiscal year	755,753	330,433

Net deferred gains (losses) on hedges
Balance at the beginning of the fiscal year	(32,122)	(9,701)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(741)	(22,420)

Net changes in the fiscal year	(741)	(22,420)

Balance at the end of the fiscal year	(32,863)	(32,122)

Land revaluation excess
Balance at the beginning of the fiscal year	39,158	33,357
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	(29)	5,800

Net changes in the fiscal year	(29)	5,800

Balance at the end of the fiscal year	39,129	39,158

Foreign currency translation adjustments
Balance at the beginning of the fiscal year	(141,382)	(122,889)
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	43,933	(18,493)

Net changes in the fiscal year	43,933	(18,493)

Balance at the end of the fiscal year	(97,448)	(141,382)

Total accumulated other comprehensive income
Balance at the beginning of the fiscal year	196,087	173,073
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	468,483	23,013

Net changes in the fiscal year	468,483	23,013

Balance at the end of the fiscal year	664,570	196,087

Stock acquisition rights:
Balance at the beginning of the fiscal year	692	262
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	567	429

Net changes in the fiscal year	567	429

Balance at the end of the fiscal year	1,260	692

Minority interests:
Balance at the beginning of the fiscal year	2,043,883	2,037,318
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	52,877	6,564

Net changes in the fiscal year	52,877	6,564

Balance at the end of the fiscal year	2,096,760	2,043,883

Total net assets:
Balance at the beginning of the fiscal year	7,254,976	7,132,073
Changes in the fiscal year
Cash dividends	(135,252)	(142,010)
Net income	794,059	518,536
Purchase of treasury stock	(263)	(321,521)
Disposal of treasury stock	7,756	38,194
Cancellation of treasury stock	—	—
Increase due to increase in subsidiaries	10	15
Increase due to decrease in subsidiaries	0	1
Decrease due to increase in subsidiaries	(9)	(7)
Decrease due to decrease in subsidiaries	(16)	(16)
Decrease due to decrease in affiliates	—	(90)
Reversal of land revaluation excess	29	(208)
Net changes in items other than stockholders’ equity in the fiscal year	521,928	30,008

Net changes in the fiscal year	1,188,242	122,902

Balance at the end of the fiscal year	¥8,443,218	¥7,254,976

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	(Millions of yen)
Year ended March 31,	2013	2012
Cash flows from operating activities:
Income before income taxes and minority interests	¥1,064,033	¥952,966
Depreciation	184,400	165,113
Losses on impairment of fixed assets	4,314	3,861
Amortization of goodwill	25,329	21,681
Gains on negative goodwill	(3)	—
Gains on step acquisitions	(140)	(25,050)
Equity in (gains) losses of affiliates	(5,309)	31,122
Net change in reserve for possible loan losses	(45,596)	(90,007)
Net change in reserve for employee bonuses	11,328	2,816
Net change in reserve for executive bonuses	1,162	378
Net change in reserve for employee retirement benefits	(1,572)	(5,083)
Net change in reserve for executive retirement benefits	(98)	(194)
Net change in reserve for point service program	(30)	422
Net change in reserve for reimbursement of deposits	214	1,056
Net change in reserve for losses on interest repayment	(155,083)	(25,756)
Interest income	(1,707,513)	(1,631,592)
Interest expenses	314,876	290,223
Net gains on securities	(91,432)	(130,612)
Net losses from money held in trust	1,587	1,464
Net exchange (gains) losses	(859,265)	16,145
Net losses from disposal of fixed assets	5,480	3,765
Net change in trading assets	508,869	(1,588,903)
Net change in trading liabilities	(217,461)	1,029,341
Net change in loans and bills discounted	(2,837,157)	(828,051)
Net change in deposits	4,601,549	2,299,767
Net change in negotiable certificates of deposit	3,122,529	228,846
Net change in borrowed money (excluding subordinated borrowings)	(4,349,415)	(1,994,204)
Net change in deposits with banks	(2,195,718)	462,914
Net change in call loans and bills bought and others	(187,455)	(793,288)
Net change in receivables under securities borrowing transactions	1,045,156	200,855
Net change in call money and bills sold and others	1,163,090	472,525
Net change in commercial paper	306,250	856,129
Net change in payables under securities lending transactions	(1,376,894)	97,497
Net change in foreign exchanges (assets)	(912,372)	(205,926)
Net change in foreign exchanges (liabilities)	33,865	46,712
Net change in lease receivables and investment assets	27,486	30,875
Net change in short-term bonds (liabilities)	216,900	(233,809)
Issuance and redemption of bonds (excluding subordinated bonds)	505,627	352,424
Net change in due to trust account	199,626	227,552
Interest received	1,732,270	1,663,901
Interest paid	(323,687)	(295,539)
Other, net	415,235	327,828

Subtotal	224,976	1,940,166

Income taxes paid	(133,520)	(101,981)

Net cash provided by operating activities	91,455	1,838,185

Sumitomo Mitsui Financial Group, Inc.

(continued)

	(Millions of yen)
Year ended March 31,	2013	2012
Cash flows from investing activities:
Purchases of securities	(52,234,418)	(50,614,876)
Proceeds from sale of securities	46,632,816	32,372,433
Proceeds from maturity of securities	7,224,688	15,925,697
Purchases of money held in trust	(3,791)	(3,011)
Proceeds from sale of money held in trust	3,191	1,540
Purchases of tangible fixed assets	(291,609)	(131,154)
Proceeds from sale of tangible fixed assets	96,692	30,343
Purchases of intangible fixed assets	(106,291)	(101,447)
Proceeds from sale of intangible fixed assets	212	24
Purchases of stocks of subsidiaries	(7,549)	—
Purchases of treasury stocks of subsidiaries	—	(1,773)
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	(95,721)	(67,369)
Proceeds from sale of stocks of subsidiaries resulting in changes in scope of consolidation	34,916	50

Net cash provided by (used in) investing activities	1,253,136	(2,589,543)

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	33,200	106,000
Repayment of subordinated borrowings	(93,000)	(103,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	127,263	557,360
Repayment of subordinated bonds and bonds with stock acquisition rights	(561,289)	(306,471)
Dividends paid	(135,202)	(141,921)
Repayment to minority stockholders	(12,500)	—
Dividends paid to minority stockholders	(101,352)	(93,125)
Purchases of treasury stock	(263)	(321,521)
Proceeds from disposal of treasury stock	23	2,390
Purchases of treasury stock of subsidiaries	(5)	(14)
Proceeds from sale of treasury stock of subsidiaries	178	183

Net cash used in financing activities	(742,948)	(300,119)

Effect of exchange rate changes on cash and cash equivalents	11,616	(4,757)

Net change in cash and cash equivalents	613,260	(1,056,236)

Cash and cash equivalents at the beginning of the period	4,588,858	5,645,094
Increase in cash and cash equivalents from newly consolidated subsidiaries	0	—

Cash and cash equivalents at the end of the period	¥5,202,119	¥4,588,858

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on the assumption as a going concern)

Not applicable.

(Notes on significant accounting policies for preparing consolidated financial statements)

(1)	Scope of consolidation

(a) Consolidated subsidiaries	323 companies
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
Sumitomo Mitsui Finance and Leasing Company, Limited
SMBC Nikko Securities Inc.
SMBC Friend Securities Co., Ltd.
Sumitomo Mitsui Card Company, Limited
Cedyna Financial Corporation
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Sumitomo Mitsui Banking Corporation (China) Limited
SMBC Finance Service Co., Ltd.
SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2013 are as follows:

43 companies including SMBC Aviation Capital Limited were included in the scope of consolidated subsidiaries as a result of acquisitions of stocks and other reasons.

50 companies including ORIX Credit Corporation were excluded from the scope of consolidated subsidiaries because they were no longer subsidiaries due mainly to sale of stocks.

7 companies including SMFL Speed Co., Ltd. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(b)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

186 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5, Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries including SBCS Co., Ltd. are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

(2)	Application of the equity method

(a)	Unconsolidated subsidiaries accounted for by the equity method 5 companies

Principal company:	SBCS Co., Ltd.

PT. SBCS INDONESIA became an unconsolidated subsidiary accounted for by the equity method from the fiscal year ended March 31, 2013 because it became a subsidiary due to establishment.

(b)	Affiliates accounted for by the equity method 39 companies

Principal companies:	Sumitomo Mitsui Auto Service Company, Limited Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2013 are as follows:

2 companies including China Post & Capital Fund Management Co., Ltd. became equity method affiliates due mainly to acquisitions of equity interest.

2 companies including Famima Credit Corporation were excluded from the scope of equity method affiliates because they were no longer equity method affiliates due mainly to mergers.

(c)	Unconsolidated subsidiaries that are not accounted for by the equity method

186 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

(d)	Affiliates that are not accounted for by the equity method

Principal company:	Daiwa SB Investments (USA) Ltd.

Sumitomo Mitsui Financial Group, Inc.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

(3)	The balance sheet dates of consolidated subsidiaries

(a)	The balance sheet dates of the consolidated subsidiaries are as follows:

June 30	4	companies
September 30	1	company
October 31	1	company
November 30	2	companies
December 31	107	companies
January 31	51	companies
February 28	7	companies
March 31	150	companies

(b)

The subsidiaries with balance sheets dated June 30, September 30 and November 30 are consolidated using the financial statements as of March 31 for the purpose of consolidation. The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31. Certain subsidiaries with balance sheets dated December 31 and January 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using them on their respective balance sheet dates.

Appropriate adjustments were made for material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

(4)	Special purpose entities

(a)	Outline of special purpose entities and transactions

SMBC, a consolidated subsidiary of SMFG, provides credit lines, liquidity lines and loans to 13 special purpose entities (“SPEs”) for their fund needs and issuing of commercial paper. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the 13 SPEs as of their most recent closing dates were ¥1,994,975 million and ¥1,994,812 million, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

(b)	Principal transactions with the SPEs as of and for the fiscal year ended March 31, 2013

Millions of yen
Balances of principal transactions as of March 31, 2013		Principal profit or loss for the fiscal year ended March 31, 2013
Item	Amount	Item	Amount
Loans and bills discounted	¥ 1,361,877	Interest on loans and discounts	¥ 10,786
Credit lines	715,809	Fees and commissions	1,811
Liquidity lines	460,059

(5)	Accounting policies

(a)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(b)	Standards for recognition and measurement of securities
(i)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value with no available market prices are carried at cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

(ii)	Securities included in money held in trust are carried in the same method as in (a) and (b) (i) above.

Sumitomo Mitsui Financial Group, Inc.

(c)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(d)	Depreciation
(i)	Tangible fixed assets (excluding assets for rent and lease assets)
Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years
Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.
(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

In accordance with the amendment of the Corporation Tax Act, effective from the fiscal year ended March 31, 2013, SMFG and its consolidated domestic subsidiaries have changed their depreciation method for those tangible fixed assets acquired on or after April 1, 2012. This change has little impact on consolidated ordinary profit and income before income taxes and minority interests for the fiscal year ended March 31, 2013.

(ii)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

(iii)	Assets for rent

Assets for rent are depreciated using the straight-line method, mainly assuming that lease terms or expected lifetime of assets as the depreciation period and estimated disposal values at the expiration date as salvage values.

(iv)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(e)	Reserve for possible loan losses
The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥653,146 million.

(f)	Reserve for employee bonuses
The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(g)	Reserve for executive bonuses
The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(h)	Reserve for employee retirement benefits

The reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

Sumitomo Mitsui Financial Group, Inc.

(i)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(j)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(k)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(l)	Reserve for losses on interest repayment
The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(m)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(n)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(o)	Lease transactions

(i)	Recognition of income on finance leases
Interest income is allocated to each period.
(ii)	Recognition of income on operating leases
Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
(iii)	Recognition of income and expenses on installment sales
Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(p)	Hedge accounting
(i)	Hedging against interest rate changes
As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using “macro hedge,” which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to “Interest income” or “Interest expenses” over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on “macro hedge” (before deducting tax effect) were ¥70 million and ¥17 million, respectively.

Sumitomo Mitsui Financial Group, Inc.

(ii)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

(iii)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.

(iv)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest rate swaps.

(q)	Amortization of goodwill

Goodwill related to SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited, SMBC Nikko Securities Inc., Kansai Urban Banking Corporation, Cedyna Financial Corporation and SMBC Consumer Finance Co., Ltd. is amortized using the straight-line method over 20 years. Goodwill related to SMBC Aviation Capital is amortized using the straight-line method over 10 years. Goodwill on other companies is charged or credited to income directly when incurred.

(r)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purposes of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits paid to Bank of Japan.

(s)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(Unapplied accounting standards)

(1)	Revisions of Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, revised on March 25, 2011)

(a)	Outline

A special purpose entity (“SPE”) that meets certain requirements was previously assumed not to be regarded as a subsidiary of the entity that either had invested in the SPE or assigned assets to the SPE. Following the revisions of the aforementioned accounting standard, the treatment is only applied to a case where a company has assigned assets to an SPE.

(b)	Date of application

SMFG intends to adopt the revised accounting standard from the fiscal year beginning on April 1, 2013.

(c)	Effects of adoption of the revised accounting standard

Effects of adoption of the revised accounting standard are immaterial.

(2)	Accounting Standard for Retirement Benefits (ASBJ Statement No. 26, revised on May 17, 2012)
(a)	Outline

The accounting standard has been revised in light of improving financial reporting and trend toward international convergence, mainly on (i) changes in accounting methods for unrecognized net actuarial gains or loss and unrecognized prior service cost, and enhancement of disclosure items; as well as (ii) changes of calculation methods for projected benefit obligation and service cost.

(b)	Date of application

SMFG intends to adopt (i) to consolidated financial statements as of the end of the fiscal year beginning on April 1, 2013, and to adopt (ii) from the fiscal year beginning on April 1, 2014.

(c)	Effects of adoption of the revised accounting standard

Effects of adoption of the revised accounting standard are currently examined.

(Change in presentation)

(Consolidated	balance sheets)

“Assets for rent”, which was included in “Buildings,” “Land” and “Other tangible fixed assets” in the previous fiscal year, has been separately presented for the fiscal year ended March 31, 2013, since its materiality has been increased. To reflect this change in presentation, the consolidated financial statements for the previous fiscal year have been reclassified.

As a result, ¥64,137 million, which was included in “Buildings,” ¥92,751 million, which was included in “Land,” and ¥141,278 million, which was included in “Other tangible fixed assets” in the consolidated balance sheets for the previous fiscal year have been reclassified as “Assets for rent” of ¥298,167 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated balance sheets)

(1)	Securities included stocks of unconsolidated subsidiaries and affiliates of ¥256,713 million and investments of ¥1,158 million.

(2)

Japanese government bonds as a sub-account of Securities and trading securities as a sub-account of Trading assets include ¥50,716 million of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which consolidated subsidiaries have the right to sell or pledge and the securities which consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, ¥1,238,199 million of securities are pledged, and ¥821,378 million of securities are held in hand as of the consolidated balance sheet date.

(3)	Bankrupt loans and non-accrual loans were ¥55,479 million and ¥1,130,562 million, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

(4)	Past due loans (3 months or more) totaled ¥16,044 million.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for three months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

(5)	Restructured loans totaled ¥484,963 million.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

(6)	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was ¥1,687,049 million.

The amounts of loans presented in Notes (3) to (6) above are the amounts before deduction of reserve for possible loan losses.

(7)

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. SMFG’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥887,690 million.

(8)	Assets pledged as collateral were as follows:

March 31, 2013	Millions of yen
Assets pledged as collateral:
Cash and due from banks	¥207,675
Call loans and bills bought	496,342
Monetary claims bought	1,744
Trading assets	2,528,418
Securities	5,343,900
Loans and bills discounted	1,649,598
Lease receivables and investment assets	5,463
Tangible fixed assets	12,496
Other assets (installment account receivables, etc.)	790

March 31, 2013	Millions of yen
Liabilities corresponding to assets pledged as collateral:
Deposits	¥20,968
Call money and bills sold	1,045,000
Payables under repurchase agreements	2,067,392
Payables under securities lending transactions	3,520,709
Trading liabilities	502,841
Borrowed money	1,202,622
Other liabilities	41,407
Acceptances and guarantees	125,009

In addition, cash and due from banks of ¥17,766 million, trading assets of ¥28,128 million, securities of ¥24,871,082 million and loans and bills discounted of ¥735,230 were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangible of ¥120,705 million, variation margins of futures markets of ¥17,507 million, collateral money deposited for financial instruments of ¥255,863 million, and other variation margins of ¥2,414 million.

Sumitomo Mitsui Financial Group, Inc.

(9)

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥49,706,886 million and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥40,403,061 million. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

(10)

SMBC and some consolidated subsidiaries revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revaluated its own land for business activities in accordance with the Law. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Some consolidated subsidiaries and affiliates:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

(11)	Accumulated depreciation on tangible fixed assets amounted to ¥857,513 million.

(12)	Deferred gain on tangible fixed assets deductible for tax purposes amounted to ¥66,727 million.

(13)	The balance of subordinated debt included in “Borrowed money” was ¥314,450 million.

(14)	The balance of subordinated bonds included in “Bonds” was ¥2,010,355 million.

(15)	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was ¥1,823,931 million.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of income)

(1)	“Other income” included gains on sales of stocks and other securities of ¥38,412 million and investment gains on equity method of ¥5,309 million.

(2)	“Other expenses” included write-off of loans of ¥133,639 million, losses on sale of stocks of ¥29,440 million and losses on devaluation of stocks and other securities of ¥29,944 million.

(3)	“Other extraordinary gains” represented gains on step acquisitions of ¥140 million.

(4)

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2013				Millions of yen
Area	Purpose of use		Type	Impairment loss

Tokyo metropolitan area	Idle assets	47 items	Land and buildings, etc.	¥ 2,523
	Others	2 items		55
Kinki area	Branches	5 branches	Land and buildings, etc.	206
	Idle assets	34 items		1,169
	Others	2 items		22
Others	Idle assets	12 branches	Land and buildings, etc.	274
	Others	1 item		62

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

SMBC and other consolidated subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of changes in net assets)

(1)	Type and number of shares issued and treasury stock

	Number of shares
Year ended March 31, 2013	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end
Shares issued
Common stock	1,414,055,625	–	–	1,414,055,625

Total	1,414,055,625	–	–	1,414,055,625

Treasury stock
Common stock (*1,2)	62,939,559	88,729	2,848,912	60,179,376

Total	62,939,559	88,729	2,848,912	60,179,376

(*1)

Increase of 88,729 shares in the number of treasury common stock due to increase of 85,533 shares through purchase of fractional shares, increase of 396 shares through acquisition of fractional shares incurred as a result of a share exchange associated with SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd.) becoming a wholly-owned subsidiary and increase of 2,800 shares through acquisition of treasury stock associated with dissenting shareholders’ share purchase demand against such share exchange.

(*2)

Decrease of 2,848,912 shares in number of treasury common stock due to sale of fractional shares, reduction of 8,836 shares through exercise of stock options and reduction of 2,840,076 shares through the issuance of treasury stock as a result of a share exchange associated with SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd.) becoming a wholly-owned subsidiary.

(2)	Information on stock acquisition rights

March 31, 2013	Detail of stock acquisition rights	Type of shares	Number of shares				Millions of yen
			Beginning of fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end	Balance as of the fiscal year-end
SMFG	Stock acquisition rights as stock options	–	–	–	–	–	¥ 1,140
Consolidated subsidiaries	–	–	–	–	–	–	120

Total							¥ 1,260

(3)	Information on dividends

(a)	Dividends paid in the fiscal year

	Type of shares	Millions of yen, except per share data
Date of resolution		Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2012	Common stock	¥68,230	¥50	March 31, 2012	June 28, 2012
Meeting of the Board of Directors held on November 14, 2012	Common stock	¥70,513	¥50	September 30, 2012	December 4, 2012

(b)	Dividends to be paid in the next fiscal year

		Millions of yen, except per share data
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share (*)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2013	Common stock	¥98,713	Retained earnings	¥70	March 31, 2013	June 27, 2013

(*)	Cash dividends per share of ¥70 includes ¥10 of the commemorative dividend.

Sumitomo Mitsui Financial Group, Inc.

(Notes to consolidated statements of cash flows)

(1)	Reconciliation of “Cash and due from banks” of the consolidated balance sheet to “Cash and cash equivalents” at the fiscal year-end is as follows:

March 31, 2013	(Millions of yen)

Cash and due from banks	¥10,799,291
Interest-earning deposits, excluding deposits to Bank of Japan	(5,597,172)

Cash and cash equivalents	¥5,202,119

(2)

8 companies including SMBC Aviation Capital Limited were newly consolidated following the acquisition of shares by SMBC and Sumitomo Mitsui Finance and Leasing Company, Limited. Major assets and liabilities as of the beginning of consolidation and a summary of share acquisition cost and net expenses for the acquisition are as follows:

March 31, 2013	(Millions of yen)
Assets	¥668,091
[Tangible fixed assets]	568,479
Liabilities	(571,377)
[Borrowings]	(478,581)
Minority interests	(9,453)
Goodwill	7,484
Stock acquisition cost of the 8 companies	94,745
Cash and cash equivalents of the 8 companies	–
Difference: Expenses required for acquisition of the 8 companies	¥94,745

Sumitomo Mitsui Financial Group, Inc.

(Fair value of financial instruments)

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2013 are as follows. The amounts shown in the following table do not include financial instruments (see the next page) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

	Millions of yen
March 31, 2013	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1) Cash and due from banks (*1)	¥ 10,790,611	¥10,798,156	¥7,544
2) Call loans and bills bought (*1)	1,352,783	1,354,011	1,228
3) Receivables under resale agreements	273,217	274,216	998
4) Receivables under securities borrowing transactions	3,494,398	3,494,398	—
5) Monetary claims bought (*1)	1,533,638	1,545,517	11,879
6) Trading assets
Securities classified as trading purposes	3,408,810	3,408,810	—
7) Money held in trust	22,789	22,789	—
8) Securities
Bonds classified as held-to-maturity	5,840,512	5,901,662	61,150
Other securities	34,597,867	34,597,867	—
9) Loans and bills discounted	65,632,091
Reserve for possible loan losses (*1)	(695,077)

	64,937,014	66,306,879	1,369,865

10) Foreign exchanges (*1)	2,220,409	2,224,866	4,457
11) Lease receivables and investment assets (*1)	1,674,220	1,742,524	68,303

Total assets	¥130,146,271	¥131,671,699	¥1,525,427

1) Deposits	89,081,811	89,084,089	2,277
2) Negotiable certificates of deposit	11,755,654	11,755,929	275
3) Call money and bills sold	2,954,051	2,954,050	(0)
4) Payables under repurchase agreements	2,076,791	2,076,791	—
5) Payables under securities lending transactions	4,433,835	4,433,835	—
6) Commercial paper	1,499,499	1,499,503	4
7) Trading liabilities
Trading securities sold for short sales	1,910,129	1,910,129	—
8) Borrowed money	4,979,460	5,016,127	36,666
9) Foreign exchanges	337,901	337,901	—
10) Short-term bonds	1,126,300	1,126,291	(8)
11) Bonds	4,750,806	4,920,741	169,935
12) Due to trust account	643,350	643,350	—

Total liabilities	¥125,549,591	¥125,758,742	¥209,150

Derivative transactions (*2)
Hedge accounting not applied	167,039	167,039	—
Hedge accounting applied	[166,382]	[166,382]	—

Total	¥657	¥657	¥ —

(*1)

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

(*2)

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis.

Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

Sumitomo Mitsui Financial Group, Inc.

(2)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

March 31, 2013	Millions of yen
Monetary claims bought
Monetary claims bought without market prices (*1)	¥ 5,845
Securities
Unlisted stocks, etc. (*2)	268,535
Investments in partnerships, etc. (*3)	341,945

Total	¥ 616,326

(*1)	They are beneficiary claims that (a) behave more like equity than debt, (b) do not have market prices, and (c) it is difficult to rationally estimate their values.

(*2)	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

(*3)

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.

(*4)	Unlisted stocks and investments in partnership totaling ¥5,603 million were written-off in the fiscal year ended March 31, 2013.

Sumitomo Mitsui Financial Group, Inc.

(Fair value of securities and money held in trust)

(1)	Securities

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit bought classified as “Cash and due from banks” and beneficiary claims on loan trusts classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheet.

(a)	Securities classified as trading purposes

As of March 31, 2013	Millions of yen
Valuations gains (losses) included in the earnings for the fiscal year	¥ 36,731

(b)	Bonds classified as held-to-maturity

		Millions of yen
As of March 31, 2013		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains	Japanese government bonds	¥ 5,244,786	¥ 5,301,500	¥ 56,714
	Japanese local government bonds	158,758	160,657	1,899
	Japanese corporate bonds	165,154	167,728	2,574
	Other	500	503	3

	Subtotal	¥ 5,569,198	¥ 5,630,390	¥ 61,191

Bonds with unrealized losses	Japanese government bonds	¥ 269,713	¥ 269,676	¥ (37)
	Japanese local government bonds	373	372	(0)
	Japanese corporate bonds	1,227	1,223	(3)
	Other	11,599	11,599	—

	Subtotal	¥ 282,913	¥ 282,871	¥ (41)

Total		¥ 5,852,111	¥ 5,913,262	¥ 61,150

(c)	Other securities

		Millions of yen
As of March 31, 2013		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains	Stocks	¥ 2,143,981	¥ 1,276,872	¥ 867,109
	Bonds	22,538,258	22,426,056	112,202
	Japanese government bonds	19,823,867	19,759,082	64,785
	Japanese local government bonds	194,380	192,766	1,614
	Japanese corporate bonds	2,520,010	2,474,207	45,802
	Other	5,705,192	5,427,931	277,260

	Subtotal	¥ 30,387,433	¥ 29,130,860	¥ 1,256,572

Other securities with unrealized losses	Stocks	¥ 403,579	¥ 499,451	¥ (95,872)
	Bonds	1,987,069	1,990,951	(3,881)
	Japanese government bonds	1,656,071	1,656,285	(214)
	Japanese local government bonds	2,371	2,384	(13)
	Japanese corporate bonds	328,627	332,281	(3,653)
	Other	2,382,377	2,417,597	(35,220)

	Subtotal	¥ 4,773,026	¥ 4,908,000	¥ (134,973)

Total		¥ 35,160,459	¥ 34,038,861	¥ 1,121,598

(Notes)

1.	Net unrealized gains (losses) on other securities shown above include gains of ¥29,831 million that are recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Other securities whose fair values are extremely difficult to determine are as follows.

Millions of yen
As of March 31, 2013	Consolidated balance sheet amount
Stocks	¥ 259,145
Other	357,180
Total	¥ 616,326

These amounts are not included in “(c) Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

(d)	Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

Sumitomo Mitsui Financial Group, Inc.

(e)	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2013	Sales amount	Gains on sales	Losses on sales
Stocks	¥ 85,334	¥ 19,436	¥ (25,912)
Bonds	26,982,437	60,772	(7,845)
Japanese government bonds	26,558,059	59,471	(7,730)
Japanese local government bonds	140,003	542	(85)
Japanese corporate bonds	284,375	758	(29)
Other	19,715,537	110,118	(29,874)

Total	¥ 46,783,309	¥ 190,326	¥ (63,632)

(f)	Change of classification of securities

There are no corresponding transactions.

(g)	Write-down of securities

Other securities with fair value are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was ¥34,340 million. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Fair value is lower than acquisition cost.

Issuers requiring caution	:Fair value is 30% or more lower than acquisition cost.
Normal issuers	:Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

(2)	Money held in trust

(a)	Money held in trust classified as trading purposes

There are no corresponding transactions.

(b)	Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(c)	Other money held in trust

Millions of yen
As of March 31, 2013	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	¥ 22,789	¥ 22,778	¥ 10	¥ 10	¥ –

(Note) Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

Sumitomo Mitsui Financial Group, Inc.

(3)	Net unrealized gains (losses) on other securities and other money held in trust

Net unrealized gains (losses) on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2013	Millions of yen
Net unrealized gains (losses)	¥1,092,274
Other securities	1,092,264
Other money held in trust	10
(–) Deferred tax liabilities	310,233

Net unrealized gains (losses) on other securities (before following adjustment)	782,041

(–) Minority interests	29,086
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	2,798

Net unrealized gains (losses) on other securities	¥755,753

(Notes)

1.	Net unrealized gains (losses) on other securities shown above include gains of ¥29,831 million that is recognized in the fiscal year’s earnings by applying fair value hedge accounting.
2.	Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currencies.

Sumitomo Mitsui Financial Group, Inc.

(Employee retirement benefits)

(1)	Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries in Japan adopt defined-contribution pension plan and have general type of employee pension plans. They may grant additional benefits in case where certain requirements are met when employees retire.

Some overseas consolidated subsidiaries adopt defined-benefit pension plans and defined-contribution pension plans. SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefit trusts.

(2)	Projected benefit obligation

As of March 31, 2013		Millions of yen
Projected benefit obligation	(A)	¥(1,117,085)
Plan assets	(B)	1,036,130

Unfunded projected benefit obligation	(C) = (A)+(B)	(80,955)
Unrecognized net actuarial gain or loss	(D)	262,349
Unrecognized prior service cost	(E)	(1,254)

Net amount recorded on the consolidated balance sheet	(F) = (C)+(D)+(E)	180,139
Prepaid pension cost	(G)	224,719

Reserve for employee retirement benefits	(F)-(G)	¥(44,579)

(Note)
Some consolidated subsidiaries adopt simple method in calculating projected benefit obligation.

(3)	Pension expenses

Year ended March 31, 2013	Millions of yen
Service cost	¥25,350
Interest cost on projected benefit obligation	23,988
Expected return on plan assets	(27,788)
Amortization of unrecognized net actuarial gain or loss	29,296
Amortization of unrecognized prior service cost	(4,773)
Other (nonrecurring additional retirement allowance paid and other)	6,201

Pension expenses	¥52,274

(Notes)

1.     Pension expenses of consolidated subsidiaries which adopt simple method are included in “Service cost.”

2.     Premium paid to defined-contribution pension is included in “Other.”

(4)	Assumptions

Year ended March 31, 2013
(a) Discount rate	Domestic consolidated subsidiaries	0.9% - 2.0%
	Overseas consolidated subsidiaries	4.1% - 6.0%
(b) Expected rate of return on plan assets	Domestic consolidated subsidiaries	0% - 4.3%
	Overseas consolidated subsidiaries	3.8% - 4.5%
(c) Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method
(d) Term to amortize unrecognized prior service cost	Mainly 9 years (amortized using the straight-line method, within the employees’ average remaining service period at incurrence)
(e) Term to amortize unrecognized net actuarial gain or loss	Mainly 9 years (amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence)

Sumitomo Mitsui Financial Group, Inc.

(Stock options)

(1)	Amount of stock options to be expensed in the fiscal year
General and administrative expenses ¥584 million

(2)	Amount of profit by non-exercise of stock options in the fiscal year
Other income ¥10 million

(3)	Outline of stock options and changes
(a)	SMFG
(i)	Outline of stock options

Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011	July 30, 2012
Title and number of grantees	Directors and employees of SMFG and SMBC 677	Directors of SMFG: 8 Corporate auditors of SMFG: 3 Executive officers of SMFG: 2 Directors, corporate auditors, executive officers of SMBC: 69	Directors of SMFG: 9 Corporate auditors of SMFG: 3 Executive officers of SMFG: 2 Directors, corporate auditors, executive officers of SMBC: 71	Directors of SMFG: 9 Corporate auditors of SMFG: 3 Executive officers of SMFG: 2 Directors, corporate auditors, executive officers of SMBC: 71

Number of stock options (*1)	Common shares 162,000 (*2)	Common shares: 102,600	Common shares: 268,200	Common shares: 280,500

Grant date	August 30, 2002	August 13, 2010	August 16, 2011	August 15, 2012

Condition for vesting	N.A.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.

Requisite service period	N.A.	June 29, 2010 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2011.	June 29, 2011 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2012.	June 28, 2012 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2013.

Exercise period	June 28, 2004 to June 27, 2012	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042

(*)	1. Reported in terms of shares of stock.
2. Reported in consideration of the 100-for-1 stock split implemented on January 4, 2009.
(ii)	Stock options granted and changes

	Number of stock options
Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011	July 30, 2012
Before vested
Previous fiscal year-end	–	74,400	260,300	–
Granted	–	–	–	280,500
Forfeited	–	–	1,600	1,100
Vested	–	23,600	14,000	2,200
Outstanding	–	50,800	244,700	277,200
After vested
Previous fiscal year-end	108,100	25,800	5,900	–
Vested	–	23,600	14,000	2,200
Exercised	–	1,200	1,900	–
Forfeited	108,100	–	–	–
Exercisable	–	48,200	18,000	2,200

Sumitomo Mitsui Financial Group, Inc.

            Price information

	Yen
Date of resolution	June 27, 2002	July 28, 2010	July 29, 2011	July 30, 2012
Exercise price	¥6,649	¥1	¥1	¥1
Average exercise price	–	3,235	2,986	–
Fair value at the grant date	–	2,215	1,872	2,042

(iii)	Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

- Valuation technique:    Black-Scholes option-pricing model

- Principal parameters used in the option-pricing model

Date of resolution	July 30, 2012
Expected volatility (*1)	46.26%
Average expected life (*2)	4 years
Expected dividends (*3)	¥100 per share
Risk-free interest rate (*4)	0.14%
(*)	1. Calculated based on the actual stock prices during 4 years from August 16, 2008 to August 15, 2012.
2.	The average expected life could not be estimated rationally due to insufficient amount of data.
Therefore, it was estimated based on average assumption periods of officers of SMFG and consolidated subsidiaries.
3.	Expected dividends are based on the expected dividends on common stock for the fiscal year ended March 31, 2013 of the date of grant.
4.	Japanese government bond yield corresponding to the average expected life.

(iv)	Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(b)	A consolidated subsidiary, Kansai Urban Banking Corporation
(i)	Outline of stock options

Date of resolution	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Title and number of grantees	Directors and employees 44	Directors and employees 65	Directors andemployees 174	Directors and employees 183

Number of stock options	Common shares 234,000	Common shares 306,000	Common shares 399,000	Common shares 464,000

Grant date	July 31, 2002	July 31, 2003	July 30, 2004	July 29, 2005

Condition for vesting	N.A.	N.A.	N.A.	N.A.

Requisite service period	N.A.	N.A.	N.A.	N.A.

Exercise period	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014	June 30, 2007 to June 29, 2015
Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Title and number of grantees	Directors 9	Officers not doubling as directors 14, Employees 46	Directors 10	Officers not doubling as directors 14, Employees 48

Number of stock options	Common shares 162,000	Common shares 115,000	Common shares 174,000	Common shares 112,000

Grant date	July 31, 2006	July 31, 2006	July 31, 2007	July 31, 2007

Condition for vesting	N.A.	N.A.	N.A.	N.A.

Requisite service period	N.A.	N.A.	N.A.	N.A.

Exercise period	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017	June 29, 2009 to June 28, 2017
Date of resolution	June 27, 2008	June 26, 2009
Title and number of grantees	Directors 9, Officers not doubling as directors 16, Employees 45	Directors 11, Officers not doubling as directors 14, Employees 57

Number of stock options	Common shares 289,000	Common shares 350,000

Grant date	July 31, 2008	July 31, 2009

Condition for vesting	N.A.	N.A.

Requisite service period	N.A.	N.A.

Exercise period	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

Sumitomo Mitsui Financial Group, Inc.

(ii)	Stock options granted and changes
Number of stock options

Date of resolution	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Before vested;
Previous fiscal year-end	–	–	–	–
Granted	–	–	–	–
Forfeited	–	–	–	–
Vested	–	–	–	–
Outstanding	–	–	–	–
After vested;
Previous fiscal year-end	106,000	192,000	285,000	392,000
Vested	–	–	–	–
Exercised	–	–	–	–
Forfeited	106,000	26,000	40,000	58,000
Exercisable	–	166,000	245,000	334,000

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Before vested;
Previous fiscal year-end	–	–	–	–
Granted	–	–	–	–
Forfeited	–	–	–	–
Vested	–	–	–	–
Outstanding	–	–	–	–
After vested;
Previous fiscal year-end	162,000	115,000	174,000	112,000
Vested	–	–	–	–
Exercised	–	–	–	–
Forfeited	32,000	29,000	16,000	7,000
Exercisable	130,000	86,000	158,000	105,000

Date of resolution	June 27, 2008	June 26, 2009
Before vested;
Previous fiscal year-end	–	–
Granted	–	–
Forfeited	–	–
Vested	–	–
Outstanding	–	–
After vested;
Previous fiscal year-end	289,000	350,000
Vested	–	–
Exercised	–	–
Forfeited	–	–
Exercisable	289,000	350,000

Price information
Date of resolution	June 27, 2002	June 27, 2003	June 29, 2004	June 29, 2005
Exercise price	¥131	¥179	¥202	¥313
Average exercise price	–	–	–	–
Fair value at the grant date	–	–	–	–

Date of resolution	June 29, 2006	June 29, 2006	June 28, 2007	June 28, 2007
Exercise price	¥490	¥490	¥461	¥461
Average exercise price	–	–	–	–
Fair value at the grant date	138	138	96	96

Date of resolution	June 27, 2008	June 26, 2009
Exercise price	¥302	¥193
Average exercise price	–	–
Fair value at the grant date	37	51

(iii)	Method of estimating number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

Sumitomo Mitsui Financial Group, Inc.

(c)	A consolidated subsidiary, THE MINATO BANK, LTD. (“MINATO”)
(i)	Outline of stock options

Date of resolution	June 28, 2012
Title and number of grantees	Directors 7, Officers 12
Number of stock options	Common shares 368,000
Grant date	July 20, 2012
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO
Requisite service period	June 28, 2012 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2013
Exercise period	July 21, 2012 to July 20, 2042

(ii)	Stock options granted and changes

Number of stock options

Date of resolution	June 28, 2012
Before vested;
Previous fiscal year-end	–
Granted	368,000
Forfeited	12,000
Vested	44,000
Outstanding	312,000
After vested;
Previous fiscal year-end	–
Vested	44,000
Exercised	–
Forfeited	–
Exercisable	44,000

Price information

Date of resolution	June 28, 2012
Exercise price	¥ 1
Average exercise price	–
Fair value at the grant date	132

(iii)	Valuation technique used for valuating fair value of stock options
Stock options granted in the fiscal year were valuated using the following valuation technique.
- Valuation technique: Black-Scholes option-pricing model
- Principal parameters used in the option-pricing model

Date of resolution	June 28, 2012
Expected volatility (*1)	34.34%
Average expected life (*2)	2 years
Expected dividends (*3)	¥ 5 per share
Risk-free interest rate (*4)	0.10%

(*)	1. Calculated based on the actual stock prices during 2 years from July 21, 2010 to July 20, 2012.
2. The average expected life could not be estimated rationally due to insufficient amount of data.
Therefore, it was estimated based on average assumption periods of officers of MINATO.
3. Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2012.
4. Japanese government bond yield corresponding to the average expected life.

(iv)	Method of estimating number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

Sumitomo Mitsui Financial Group, Inc.

(Segment information)

(1)	Information on profit and loss amount by reportable segment

	Millions of yen
	Banking business
	SMBC
Fiscal year ended March 31, 2013	Consumer banking unit	Middle market banking unit	Corporate banking unit	International banking unit	Treasury unit	Head office account	Sub-total	Others	Total
Gross profit	¥374,927	¥412,200	¥208,013	¥240,516	¥295,304	¥9,135	¥1,540,095	¥258,466	¥1,798,561
Interest income	307,746	236,170	128,212	141,958	125,485	31,631	971,202	155,956	1,127,159
Non-interest income	67,181	176,030	79,801	98,558	169,819	(22,496)	568,892	102,509	671,402

Expenses	(284,389)	(216,726)	(39,616)	(72,920)	(20,997)	(93,088)	(727,736)	(149,207)	(876,944)

Other profit or loss	–	–	–	–	–	–	–	(30,334)	(30,334)

Consolidated net business profit	¥90,538	¥195,474	¥168,397	¥167,596	¥274,307	¥(83,953)	¥812,358	¥78,923	¥891,282

	Millions of yen
	Leasing			Securities services
Fiscal year ended March 31, 2013	Sumitomo Mitsui Finance and Leasing Company, Limited	Others	Total	SMBC Nikko Securities Inc.	SMBC Friend Securities Co., Ltd.	Others	Total
Gross profit	¥114,814	¥5,544	¥120,358	¥268,913	¥59,409	¥13,130	¥341,452
Interest income	40,825	5,372	46,198	(720)	432	232	(55)
Non-interest income	73,988	171	74,160	269,634	58,976	12,897	341,508

Expenses	(51,722)	908	(50,813)	(194,920)	(41,415)	(10,933)	(247,269)

Other profit or loss	(4,086)	3,857	(228)	(557)	(3)	(1,470)	(2,030)

Consolidated net business profit	¥59,006	¥10,310	¥69,316	¥73,435	¥17,990	¥726	¥92,152

	Millions of yen
	Consumer finance
Fiscal year ended March 31, 2013	Sumitomo Mitsui Card Company, Limited	Cedyna Financial Corporation	SMBC Consumer Finance Co., Ltd.	Others	Total	Other business	Grand total
Gross profit	¥183,050	¥153,542	¥165,777	¥24,132	¥526,503	¥15,525	¥2,802,402
Interest income	15,477	29,422	117,628	1,486	164,014	61,584	1,398,901
Non-interest income	167,573	124,120	48,148	22,645	362,488	(46,058)	1,403,501

Expenses	(132,594)	(118,184)	(66,198)	(14,252)	(331,229)	61,799	(1,444,457)

Other profit or loss	(5,657)	(21,704)	(47,715)	1,996	(73,081)	(86,095)	(191,770)

Consolidated net business profit	¥44,799	¥13,653	¥51,863	¥11,876	¥122,192	¥(8,770)	¥1,166,174

(Notes)

1.

Consolidated net business profit = SMBC’s non-consolidated banking profit + SMFG’s non-consolidated ordinary profit + Other subsidiaries’ ordinary profit (excluding nonrecurring factors) + Equity method affiliates’ ordinary profit X Ownership ratio – Internal transactions (dividends, etc.)

2.	Other profit or loss = Non-operating profit or loss of consolidated subsidiaries except SMBC + Equity method affiliates’ ordinary profit X Ownership ratio, etc.
3.

Consolidated net business profit = Operating profit of each company for SMBC Nikko Securities Inc., SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Card Company, Limited, and Cedyna Financial Corporation, and Consolidated net business profit = Consolidated operating profit of each company for Sumitomo Mitsui Finance and Leasing Company, Limited and SMBC Consumer Finance Co., Ltd.

4.	“Other business” includes profits/losses to be offset as internal transactions between segments.

Sumitomo Mitsui Financial Group, Inc.

(2)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2013	Millions of yen
Consolidated net business profit	¥ 1,166,174
Credit costs of SMBC	(19,523)
Losses on stocks of SMBC	(35,662)
Amortization of unrecognized retirement benefit obligation of SMBC	(23,303)
Ordinary profit of consolidated subsidiaries other than reportable segment	89,523
Amortization of goodwill other than reportable segment	(17,964)
Adjustment of profit or loss of equity method affiliates	(3,952)
Others	(81,545)

Ordinary profit on consolidated statements of income	¥ 1,073,745

(Notes)

1.	Total credit cost = Write-off of loans + Losses on sales of delinquent loans – Gains on reversal of reserve for possible loan losses – Recoveries of written-off claims
2.	Losses on stocks = Gains on sale of stocks – Losses on sale of stocks – Losses on devaluation of stocks
3.	Adjustment of profit or loss of equity method affiliates = Equity method affiliates’ net income X Ownership ratio – Equity method affiliates’ ordinary profit X Ownership ratio

Sumitomo Mitsui Financial Group, Inc.

(Business combination)

<Business combination through acquisition>

Joint acquisition of the aircraft leasing business from The Royal Bank of Scotland Group plc

SMBC and Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), both are consolidated subsidiaries of SMFG, and Sumitomo Corporation (“SC”), through the consortium composed of these three companies, completed the joint acquisition of the aircraft leasing business under The Royal Bank of Scotland Group plc (“RBS”), a major financial institution in the UK, on June 1, 2012, pursuant to the agreement with RBS on January 16, 2012. The outline of the business combination through acquisition is as follows:

(1)	Outline of the business combination
(a)	Name of the acquired companies and their business
(i)	Name of the acquired company: RBS Aerospace Limited

(Renamed as SMBC Aviation Capital Limited in June 2012)

Content of its business: Leasing

(ii)	Name of the acquired company: RBS Aerospace (UK) Limited

(Renamed as SMBC Aviation Capital (UK) Limited in June 2012)

Content of its business: Leasing

(iii)	Name of the acquired company: RBS Australia Leasing Pty Limited

(Renamed as SMBC Aviation Capital Australia Leasing Pty Limited in June 2012)

Content of its business: Leasing

(b)	Main reasons for the business combination

The aircraft leasing industry expects the demand for commercial aircraft to continue to grow steadily, underpinned by the increasing number of passengers associated with the growth of emerging markets, especially in Asia, and the rapid growth of low cost carriers (LCC). In this perspective, the consortium jointly acquired RBS’s aircraft leasing business, one of the market leaders and the fourth largest player in the world in terms of asset size, aiming to further expand the existing aircraft leasing business jointly developed by SMFL and SC.

(c)	Date of business combination

June 1, 2012

(d)	Legal form of the business combination

Acquisition of shares

(e)	Name of the controlling entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(f)	Percentage share of voting rights SMFG has acquired

(i) RBSAerospace Limited	90%
(ii) RBS Aerospace (UK) Limited	90%
(iii) RBS Australia Leasing Pty Limited	100%	(*)
(*)	Acquisition through a consolidated subsidiary (percentage share of voting rights: 90%) newly established by the consortium composed of the three companies

(g)	Main reason SMFG became the controlling entity

SMFG acquired a majority of voting rights of the companies above (a) and consolidated it as subsidiaries.

(2)	Period of the acquired companies’ financial results included in the consolidated financial statements of SMFG

From June 1, 2012 to March 31, 2013

(3)	Acquisition cost of the acquired companies

Total acquisition cost of the companies above (1) (a) is as follows:

Millions of yen
Consideration for acquisition	¥ 93,325
Expenses directly required for acquisition	1,419
Acquisition cost of the acquired companies	¥ 94,745

(4)	Amount of goodwill, reason for recognizing goodwill, amortization method and amortization the period
(a)	Amount of goodwill

¥ 7,484 million

(b)	Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and the equivalent amount of SMFG’s interests in the company above (1) (a) as goodwill.

(c)	Amortization method and the period

Straight-line method over 10 years

Sumitomo Mitsui Financial Group, Inc.

(5)	Amounts of assets and liabilities acquired on the day of the business combination
(a)	Assets

Millions of yen
Total assets	¥ 668,091
Tangible fixed assets	568,479

(b)	Liabilities

Millions of yen
Total liabilities	¥ 571,377
Borrowed money	478,581

(6)

Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2013, assuming that the business combination had been completed at the beginning of the fiscal year

(a)

Estimates of the differences between the ordinary income and other income data, assuming that the business combination had been completed at the beginning of the fiscal year and the actual ordinary income and other income data that are recorded in the consolidated statements of income are as follows:

Millions of yen
Ordinary income	¥ 11,365
Ordinary profit	3,220
Net income	1,326

Note: Ordinary income is presented as a counterpart of sales of companies in other industries.

(b)	Calculation method of the approximate amounts and material assumptions

The approximate amounts were calculated retroactively to the beginning of the fiscal year based on the amounts stated in the company above (1) (a) and its consolidated subsidiaries’ statements of income for the period from April 1, 2012 to May 31, 2012, including the amount of amortization of goodwill for the same period, and are different from results of operation if the business combination had been completed at the beginning of the fiscal year.

The information mentioned above has not been audited by KPMG AZSA LLC.

<Transactions under common control>

Making SMBC Consumer Finance Co., Ltd. a wholly-owned subsidiary

SMFG made SMBC Consumer Finance Co., Ltd. (former Promise Co., Ltd. “Promise”) a wholly-owned subsidiary by a share exchange with an effective date of April 1, 2012 (the “Share Exchange”). The outline of transactions under common control is as follows:

(1)	Outline of the transactions
(a)	Name and business of combined entities

Acquisition company: Sumitomo Mitsui Financial Group, Inc. (Bank holding company)

Acquired company: Promise (Consumer finance)

(b)	Date of business combination

April 1, 2012

(c)	Form of reorganization

Exchange of shares

(d)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

(e)	Outline and purpose of the transaction

SMFG has considered it as our basic policy to wholly-own Promise in order to i) strengthen Promise’s financial base to effectively achieve expansion of the consumer finance business with Promise acting at its core in SMFG through further enforcement of cooperation between Promise and SMFG group companies and the establishment of a competitive advantage in the industry of Promise as the initiative, and ii) build up an infrastructure accommodating more timely and flexible group-wide decision making. In line with this policy, SMFG made Promise a wholly-owned subsidiary.

(2)	Accounting methods

SMFG applies the accounting procedures stipulated by Articles 45 and 46 of the “Accounting Standard for Business Combinations” (ASBJ Statement No. 21).

Sumitomo Mitsui Financial Group, Inc.

(3)	Acquisition cost of the additionally acquired stocks of subsidiary

Millions of yen
Fair value of common stock of Promise additionally acquired	¥7,733
Expenses directly required for acquisition	60

Acquisition cost of the additionally acquired stocks of subsidiary	¥7,794

(4)	Share exchange ratio, its basis for determination, number of shares delivered
(a)	Type of shares and share exchange ratio

Common shares

SMFG 1 : Promise 0.36

Note: 0.36 shares of SMFG common stock was allotted and delivered per share of Promise common stock.

(b)	Basis for determination of share exchange ratio

SMFG and Promise separately appointed a financial advisor or third party valuation institution, both independent of the two companies, in order to ensure fairness and appropriateness in determining the share exchange ratio for the Share Exchange. SMFG appointed Goldman Sachs Japan Co. Ltd. as the financial advisor while Promise appointed Houlihan Lokey K.K. as the third party valuation institution. To determine the share exchange ratio, SMFG and Promise separately considered it carefully with reference to the share exchange ratio provided by the above financial advisor and third party valuation institution, with which they also engaged in discussions and negotiations. With regard to the valuation of Promise’s share price, SMFG and Promise took account of the tender offer price for Promise’s common stock, undertaken by SMBC prior to the Share Exchange as a benchmark in addition to the conditions and results of the tender offer, SMFG’s share price movements and other factors. As a result, SMFG and Promise concluded that the share exchange ratio set forth in (a) above was reasonable and beneficial to the shareholders of the two companies, subsequently agreeing and accepting it for the transaction.

(c)	Number of shares delivered

45,660 thousand shares of common stock of SMFG

(5)	Amount of goodwill, reason for recognizing goodwill, amortization method and amortization the period
(a)	Amount of goodwill

¥3,916 million

(b)	Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and the equivalent amount of SMFG’s interests in Promise as goodwill.

(c)	Amortization method and the period

Straight-line method over 20 years

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2013	Yen
Net assets per share	¥ 4,686.69
Net income per share	586.49
Net income per share (diluted)	585.94

(Notes)

1. Net income per share and net income per share (diluted) are calculated based on the followings:

Year ended March 31, 2013	Millions of yen, except number of shares
Net income per share
Net income	¥794,059
Amount not to attributable to common stockholders	–
Net income attributable to common stock	794,059
Average number of common stock during the period (in thousands)	1,353,925

Net income per share (diluted)
Adjustment for net income	(437)
Adjustment of dilutive shares issued by subsidiaries and affiliates	(437)
Increase in number of common stock (in thousands)	519
Stock acquisition rights (in thousands)	519

Outline of dilutive shares which were not included in the calculation of “Net income per share (diluted)” for the fiscal year ended March 31, 2013 because they do not have dilutive effect:

Stock acquisition rights: 1 type

(Number of stock acquisition rights issued by   resolution at the general shareholder’s meeting

  on June 27, 2002: 1,081 units)

 * The number of shares to be issued upon     exercise of each stock acquisition right is     100 common shares of SMFG.

2. Net assets per share is calculated based on the followings:

Year ended March 31, 2013	Millions of yen, except number of shares
Net assets	¥ 8,443,218
Amount excluded from Net assets	2,098,020
Stock acquisition rights	1,260
Minority interests	2,096,760
Net assets attributable to common stock at the fiscal year-end	6,345,197
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,353,876

(Significant subsequent events)

Not	applicable.

Sumitomo Mitsui Financial Group, Inc.

V. Non-consolidated financial statements

1. Non-consolidated balance sheets

	(Millions of yen)
March 31,	2013	2012
Assets:
Current assets
Cash and due from banks	¥ 76,692	¥ 67,323
Prepaid expenses	29	29
Accrued income	15	17
Accrued income tax refunds	33,100	33,266
Other current assets	1,452	1,216

Total current assets	111,290	101,852

Fixed assets
Tangible fixed assets
Buildings	0	0
Equipment	2	0

Total tangible fixed assets	2	0

Intangible fixed assets
Software	83	16

Total intangible fixed assets	83	16

Investments and other assets
Investments in subsidiaries and affiliates	6,155,487	6,051,591

Total investments and other assets	6,155,487	6,051,591

Total fixed assets	6,155,573	6,051,608

Total assets	¥ 6,266,864	¥ 6,153,461

Liabilities:
Current liabilities
Short-term borrowings	¥ 1,228,030	¥ 1,228,030
Accounts payable	939	990
Accrued expenses	3,102	3,082
Income taxes payable	15	16
Business office taxes payable	7	6
Reserve for employee bonuses	133	127
Reserve for executive bonuses	97	83
Other current liabilities	634	594

Total current liabilities	1,232,959	1,232,931

Fixed liabilities
Bonds	392,900	392,900

Total fixed liabilities	392,900	392,900

Total liabilities	1,625,859	1,625,831

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,343	63,592

Total capital surplus	1,583,717	1,622,966

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	699,913	690,676

Total retained earnings	730,333	721,096

Treasury stock	(12,082)	(154,926)

Total stockholders’ equity	4,639,865	4,527,031

Stock acquisition rights	1,140	598

Total net assets	4,641,005	4,527,629

Total liabilities and net assets	¥ 6,266,864	¥ 6,153,461

Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated statements of income

	(Millions of yen)
Year ended March 31,	2013	2012
Operating income:
Dividends on investments in subsidiaries and affiliates	¥165,441	¥166,272
Fees and commissions received from subsidiaries	14,119	15,100

Total operating income	179,560	181,372

Operating expenses:
General and administrative expenses	7,873	8,434
Interest on bonds	16,468	16,468

Total operating expenses	24,341	24,902

Operating profit	155,219	156,470

Non-operating income:
Interest income on deposits	83	88
Fees and commissions income	3	0
Other non-operating income	57	19

Total non-operating income	144	109

Non-operating expenses:
Interest on borrowings	7,362	6,485
Fees and commissions payments	15	163
Other non-operating expenses	0	8

Total non-operating expenses	7,378	6,657

Ordinary profit	147,985	149,922

Income before income taxes	147,985	149,922

Income taxes, current	3	3

Income taxes	3	3

Net income	¥147,981	¥149,919

Sumitomo Mitsui Financial Group, Inc.

3. Non-consolidated statements of changes in net assets

	(Millions of yen)
Year ended March 31,	2013	2012
Stockholders’ equity:
Capital stock
Balance at the beginning of the fiscal year	¥2,337,895	¥2,337,895
Changes in the fiscal year
Net changes in the fiscal year	–	–

Balance at the end of the fiscal year	2,337,895	2,337,895

Capital surplus
Capital reserve
Balance at the beginning of the fiscal year	1,559,374	1,559,374
Changes in the fiscal year
Net changes in the fiscal year	–	–

Balance at the end of the fiscal year	1,559,374	1,559,374

Other capital surplus
Balance at the beginning of the fiscal year	63,592	273,652
Changes in the fiscal year
Disposal of treasury stock	(39,249)	(57)
Cancellation of treasury stock	–	(210,003)

Net changes in the fiscal year	(39,249)	(210,060)

Balance at the end of the fiscal year	24,343	63,592

Total capital surplus
Balance at the beginning of the fiscal year	1,622,966	1,833,027
Changes in the fiscal year
Disposal of treasury stock	(39,249)	(57)
Cancellation of treasury stock	–	(210,003)

Net changes in the fiscal year	(39,249)	(210,060)

Balance at the end of the fiscal year	1,583,717	1,622,966

Retained earnings
Other retained earnings
Voluntary reserve
Balance at the beginning of the fiscal year	30,420	30,420
Changes in the fiscal year
Net changes in the fiscal year	–	–

Balance at the end of the fiscal year	30,420	30,420

Retained earnings brought forward
Balance at the beginning of the fiscal year	690,676	684,883
Changes in the fiscal year
Cash dividends	(138,743)	(144,126)
Net income	147,981	149,919

Net changes in the fiscal year	9,237	5,792

Balance at the end of the fiscal year	699,913	690,676

Total retained earnings
Balance at the beginning of the fiscal year	721,096	715,303
Changes in the fiscal year
Cash dividends	(138,743)	(144,126)
Net income	147,981	149,919

Net changes in the fiscal year	9,237	5,792

Balance at the end of the fiscal year	730,333	721,096

Sumitomo Mitsui Financial Group, Inc.

          (continued)

	(Millions of yen)
Year ended March 31,	2013	2012
Treasury stock
Balance at the beginning of the fiscal year	(154,926)	(43,482)
Changes in the fiscal year
Purchase of treasury stock	(263)	(321,521)
Disposal of treasury stock	143,107	74
Cancellation of treasury stock	–	210,003

Net changes in the fiscal year	142,844	(111,444)

Balance at the end of the fiscal year	(12,082)	(154,926)

Total stockholders’ equity
Balance at the beginning of the fiscal year	4,527,031	4,842,743
Changes in the fiscal year
Cash dividends	(138,743)	(144,126)
Net income	147,981	149,919
Purchase of treasury stock	(263)	(321,521)
Disposal of treasury stock	103,858	17
Cancellation of treasury stock	–	–

Net changes in the fiscal year	112,833	(315,711)

Balance at the end of the fiscal year	4,639,865	4,527,031

Stock acquisition rights:
Balance at the beginning of the fiscal year	598	170
Changes in the fiscal year
Net changes in items other than stockholders’ equity in the fiscal year	542	427

Net changes in the fiscal year	542	427

Balance at the end of the fiscal year	1,140	598

Total net assets:
Balance at the beginning of the fiscal year	4,527,629	4,842,914
Changes in the fiscal year
Cash dividends	(138,743)	(144,126)
Net income	147,981	149,919
Purchase of treasury stock	(263)	(321,521)
Disposal of treasury stock	103,858	17
Cancellation of treasury stock	–	–
Net changes in items other than stockholders’ equity in the fiscal year	542	427

Net changes in the fiscal year	113,375	(315,284)

Balance at the end of the fiscal year	¥ 4,641,005	¥ 4,527,629